UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    April 14, 2014

Sumitomo Mitsui Financial Group Announces

Revisions of Earnings and Dividends Forecasts of

a Consolidated Subsidiary (Kansai Urban Banking Corporation)

TOKYO, April 14, 2014 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”) hereby announces that Kansai Urban Banking Corporation (“KUBC”), a consolidated subsidiary of SMFG, has revised its earnings and dividends forecasts for the fiscal year ended March 31, 2014 which were published on November 11, 2013 (see Appendix).

Kansai Urban Banking Corporation

Notice regarding Revisions of Earnings and Dividends Forecasts for the Fiscal Year Ended March 31, 2014

OSAKA, April 14, 2014 — Kansai Urban Banking Corporation (“KUBC”) hereby announces that it has revised its earnings forecast and dividends forecast on common stock for the fiscal year ended March 31, 2014 which were published on November 11, 2013, reflecting recent business results and so on.

1. Revision of earnings forecast for the fiscal year ended March 31, 2014

(i)    Consolidated basis

(Millions of yen, except percentages and per share amounts)

	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥15,500	¥13,000	¥15.82
Revised forecast (B)	26,200	18,500	23.30
Difference (B – A)	10,700	5,500
Percentage change (%)	69.0	42.3
(Ref.) Results for the fiscal year ended March 31, 2013	5,257	(5,318)	(9.34)

(ii)   Non-consolidated basis

(Millions of yen, except percentages and per share amounts)

	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥13,000	¥12,000	¥14.46
Revised forecast (B)	23,200	16,500	20.58
Difference (B – A)	10,200	4,500
Percentage change (%)	78.4	37.5
(Ref.) Results for the fiscal year ended March 31, 2013	2,303	(6,204)	(10.54)

(iii)  Reasons for the revision

KUBC revises its consolidated and non-consolidated earnings forecast mainly driven by upward revision of non-consolidated earnings forecast.

KUBC on a non-consolidated basis expects its ordinary profit to be 23.2 billion yen, 10.2 billion yen above the previous forecast mainly as a result of decrease in credit costs. Meanwhile, net income is expected to be 16.5 billion yen, 4.5 billion yen above the previous forecast as its tax cost is expected to increase due to an abolition of “Special Corporation Tax for Reconstruction”.

1

(Reference) Non-consolidated earnings forecast for fiscal year ended March 31, 2014

(Millions of yen)

	Previous forecast (i)	Revised forecast (ii)	Difference (ii) – (i)
Core banking profit	25,000	25,300	300
Ordinary profit	13,000	23,200	10,200
Net income	12,000	16,500	4,500

Total credit cost	(10,000)	(2,500)	7,500

2. Revision of dividends forecast on common stock

(Yen)

	Dividends per share (common stock)
Record date	First Quarter	Second Quarter	Third Quarter	Fiscal year-end	Annual
Previous forecast	-	0.00	-	3.00	3.00
Revised forecast [Ordinary dividend] [Commemorative dividend]				4.00 [3.50] [0.50]	4.00 [3.50] [0.50]
Results for the fiscal year ended March 31, 2014	-	0.00	-
Results for the fiscal year ended March 31, 2013	-	0.00	-	3.00	3.00

KUBC has a basic policy of sustaining stable dividends while enhancing retained earnings to maintain financial soundness in light of the public nature of its business as a bank.

In line with this policy and increase in forecasts of ordinary profit and net income for fiscal year ended March 31, 2014, KUBC revises its fiscal year-end dividends forecast on common stock from ¥3.00 to ¥3.50 per share, an increase of ¥0.50 from the previous forecast.

Also, as KUBC reached its 10th anniversary of change of its trade name in February 2014, it plans to pay a commemorative dividend of ¥0.50 per share to celebrate this occasion.

As a result, fiscal year-end dividends will be ¥4.00 per share consisted of a ¥3.50 per share ordinary dividend and a ¥0.50 per share commemorative dividend.

There is no change in dividends forecast on Type 1 preferred stock and its fiscal year-end dividends will be ¥18.77 per share.

KUBC plans to propose this matter at the ordinary general meeting of shareholders scheduled to be held in June 27, 2014.

The forecasts presented in this material are based on the currently available information. Please note that actual business results may vary due to various factors.

2